

January 12, 2018

Jeffrey McGonegal
Chief Financial Officer
Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104

      Re: Riot Blockchain, Inc.
          Current Report on Form 8-K Filed October 4, 2017
          Response Dated December 18, 2017
          File No. 001-33675

Dear Mr. McGonegal:

We have reviewed your December 18, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 12, 2017 letter.

Response Dated December 18, 2017

Item 1.01, page 1

1.   We note your response to prior comment 1. Please provide further information needed to conduct an analysis under section 3(a)(1)(C) of the Investment Company Act of 1940 (the "Company Act") with respect to the Company. In particular, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are "investment securities" for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are "investment securities."

2.   We continue to evaluate your response to prior comment 2. Please explain the purpose of the Amended and Restated Unanimous Shareholder Agreement and describe the material terms and conditions contained in the agreement. Also, explain to us the reason for the amendment and restatement.

        Please contact Dorrie Yale at 202-551-8776 or Joe McCann at 202-551-6262 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance

cc: Harvey Kesner, Esq.